Exhibit 99.5

Press release

WiLAN Subsidiary Enters into Patent Agreement with ROHM Co., Ltd.

OTTAWA, Canada – October 29, 2014 – Top intellectual property licensing company, WiLAN (TSX:WIN) (NASD:WILN), today announced that a wholly-owned subsidiary of the company has entered into a patent assignment agreement with ROHM Co., Ltd. (“ROHM”) under which WiLAN’s subsidiary is to receive full ownership of a portfolio of patents related to semiconductor packaging. All other terms of the agreement are confidential.

“We are very pleased that ROHM has selected WiLAN to be their licensing partner on this portfolio,” said Jim Skippen, President & CEO, WiLAN. “ROHM, a leader in the development of semiconductor technologies for decades, has built a valuable patent portfolio that we believe could establish several licensing programs in the future. We look forward to continuing to work with Rohm and its subsidiary to help them generate a greater return from their investments in research and development.”

“We welcome the opportunity to work with WiLAN,” said Mr.Hidemi Takasu, Managing Director, ROHM. “WiLAN’s professional licensing approach and its commitment to R&D activity were key considerations in the decision to select WiLAN in this transaction.”

About ROHM Co., Ltd.

Founded in 1958, ROHM (CEO Satoshi Sawamura) offers system solutions for a broad range of markets, including consumer devices, mobile phones and telecommunications, and automotive equipment. ROHM provides LSI and discrete semiconductors characterized by outstanding quality and reliability via its global development and sales network. Headquartered in Kyoto, the company had consolidated net sales for March 2014 of 331 billion yen and currently employs 19,985. See http://www.rohm.com for more information.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 285 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “could establish several licensing programs in the future”, ”to work”, ”to help them generate a greater return from their investments” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances.

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Press release

Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 3, 2014 annual information form for the year ended December 31, 2013 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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